EXHIBIT 21(a)


FOR IMMEDIATE RELEASE

                           MPOWER HOLDING CORPORATION
                         ADOPTS STOCKHOLDER RIGHTS PLAN


                  ROCHESTER, NY -- July 11, 2003 - Mpower Holding Corporation (NASD OTC: MPOW) announced today that its Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on July 11, 2003.

                  The Stockholder Rights Plan is designed to guard against inadequate or coercive takeovers and other abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares. The Rights Plan will not prevent takeovers, but is designed to deter such coercive takeover tactics and to encourage anyone attempting to acquire the Company to first negotiate with the Board.

                  Each Right will entitle stockholders to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an exercise price of $6.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock or commences a tender or exchange offer which, upon consummation, would result in such person or group being the beneficial owner of 15% or more of the Company's outstanding Common Stock.

                  If any person becomes the beneficial owner of 15% or more of the Company's Common Stock, or if a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person (or certain related parties) will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price of the Right. In addition, if Mpower Holding Corporation is involved in a merger or other business combination transactions with another person after which its Common Stock does not remain outstanding, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of the ultimate parent of such other person having a market value equal to twice the then-current exercise price of the Right.


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                  Mpower Holding Corporation will generally be entitled to
redeem the Rights at $.0001 per Right at any time until the tenth business day following public announcement that a person or group has acquired 15% or more of the Company's Common Stock.

                  Certain provisions of the Stockholder Rights Plan are outlined in a letter being mailed to all stockholders. The stockholder letter and stockholder rights plan summary can be found on Mpower's website at http://www.mpowercom.com/corpinfo/relationships.htm

                  About Mpower Holding Corporation

                  Mpower Holding Corporation (NASD OTC: MPOW) is the parent company of Mpower Communications, a leading facilities-based broadband communications provider offering a full range of data, telephony, Internet access and Web hosting services for small and medium-size business customers. Further information about the company can be found at www.mpowercom.com.



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